FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  March 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

March 3, 2006

Minco Silver Corporation provides an update for it’s Phase 1 of the 2006 10,000 meter drill program planned for it’s Fuwan Silver project located in southern China.

2.

Exhibits

2.1

News Release dated March 3, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:    March 15, 2006

Ken Z. Cai

President & CEO

Exhibit 2.1

TSX: MSV
For Immediate Release	March 3, 2006

NEWS RELEASE

Minco Silver Intersects High-Grade Silver Zones

Infill Drilling Produces Outstanding Results

March 3, 2006

Further to its news release dated December 13, 2005, Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX:MSV) is pleased to provide the following update for Phase 1 of the 2006 10,000 meter drill program planned for the Company’s Fuwan project in southern China. Infill drilling holes 5 and 7 produced outstanding results averaging approximately 1kg/tonne silver.

To January 22, 2006 (the beginning of the Chinese New Year break) a total of 5 holes were completed aggregating 1244.88m. Silification zones which host most of the known silver mineralization was intersected in all five holes with visible sulphide mineralization in four holes. All core intercepts approximate true width.

Significant intersections in the four holes include those in the following table.

Hole No.	Section	From (m)	To (m)	Intercept (m)	Ag (gm/tonne)
FW 05	Line 4	236.57	241.72	5.15	188.8
	(Infill)	243.72	252.42	8.7	823.8

FW 06	Line 10	129.95	137.25	7.3	261.0
	(Stepout)

FW 07	Line 16	95.0	98.0	3.0	168.0
	(Infill)	115.76	118.16	2.4	1183.4

FW 09	Line 27	178.15	182.05	3.9	221.4
	(Stepout)	232.55	236.28	3.74	292.5

Additional assay data for gold, lead and zinc is pending.

The 5th hole (FW 01) was an exploration hole 600m from the main Fuwan Zone.

Drill cores with visible mineralization were sawed in half with a diamond saw and 135 samples were collected from the four completed holes. Drill core samples from holes completed to date (FW0001, FW0005, FW0006, FW0007 and FW0009) were shipped to the PRA Kunming lab for analysis for silver, gold, lead and zinc.  The samples were prepared according to Minco’s QA/QC procedures, namely each batch of 20 samples included 17 regular samples, 1 certified reference sample, 1 duplicate sample and 1 blank. Total number of the samples sent to PRA Lab was160.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associates Ltd.) with supervision of a certified BC assayer. Silver was assayed with acid digestion and AAS finish. Assay results were further checked at PRA’s Vancouver lab as an internal check. Reference materials were inserted by Minco staff geologists as a further assay control. The assay data provided by PRA is considered acceptable.

Drilling has resumed following the Chinese New Year break and will continue to focus on resource expansion in the dip direction and infill drilling.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Robert Tyson, Investor Relations Manager at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.